                                                              Page 1 of 44 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                         TERRA NITROGEN COMPANY, L.P.
                         ----------------------------
                               (Name of Issuer)

                 Common Units of Limited Partnership Interests
                 ---------------------------------------------
                        (Title of Class of Securities)

                                  881005 20 1
                              -------------------
                                (CUSIP Number)


                   George H. Valentine                N. Jordan
                   Corporate Secretary                Secretary
                  Terra Industries Inc.                Minorco
                       Terra Centre           Taurus International S.A.
                    600 Fourth Street          Taurus Investments S.A.
               Sioux City, Iowa  51102-6000      9 Rue Sainte Zithe
                      (712) 277-1340              Luxembourg City,
                                                    Luxembourg
                                                  (352) 404-1101

         -------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 31, 1997
                     ------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 2 OF 44 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra  Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,172,414 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,172,414 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 3 OF 44 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital, Inc. -- Due to direct ownership of 974,900 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation
      EIN: 42-1431650
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,147,314 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,147,314 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,147,314 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 4 OF 44 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital Holdings, Inc. - Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.
      EIN: 42-1431905
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,147,314 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,147,314 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,147,314 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 5 OF 44 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Industries Inc. -- Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.
      EIN: 52-1145429
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,147,314 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,147,314 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,147,314 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 6 OF 44 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus Investments S.A. -- Solely due to indirect ownership through its ownership of 7.2% of the common stock of Terra
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,147,314 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            12,147,314 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,147,314 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        65.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 7 OF 44 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus International S.A. -- Solely due to indirect ownership through its ownership of 49.8% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,147,314 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,147,314 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,147,314 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 8 OF 44 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Minorco -- Solely due to indirect ownership through its wholly owned subsidiaries, Taurus International S.A. and Taurus Investments S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              12,147,314 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,147,314 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,147,314 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                                              Page 9 of 44 Pages


Item 1.  Security and Issuer.

     This statement relates to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"), which has its principal executive offices at 5100 East Skelly Drive, Suite 800, Tulsa, Oklahoma 74135.

Item 2.  Identity and Background.

     (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Terra Nitrogen Corporation, a Delaware corporation ("TNC"), by virtue of its direct beneficial ownership of Senior Units; (ii) Terra Capital, Inc., a Delaware corporation ("Terra Capital"), by virtue of its direct beneficial ownership of Senior Units and by virtue of its ownership of all the outstanding common stock of TNC; (iii) Terra Capital Holdings, Inc., a Delaware corporation ("Terra Holdings"), by virtue of its ownership of all the outstanding common stock of Terra Capital; (iv) Terra Industries Inc., a Maryland corporation ("Terra"), by virtue of its ownership of all the outstanding common stock of Terra Holdings; (v) Taurus Investments S.A., a company incorporated under the laws of Luxembourg ("Taurus Investments"), by virtue of its ownership of 7.2% of the outstanding common stock of Terra; (vi) Taurus International S.A., a company incorporated under the laws of Luxembourg ("Taurus International"), by virtue of its direct ownership of 49.8% of the outstanding common stock of Terra; and (vii) Minorco, a company incorporated under the laws of Luxembourg ("Minorco"), by virtue of its direct or indirect ownership of all the outstanding common stock of each of Taurus International and Taurus Investments (TNC, Terra Capital, Terra Holdings, Terra, Taurus International, Taurus Investments and Minorco are collectively referred to herein as the "Reporting Persons"). Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons, each person in control of each Reporting Person and the directors and executive officers of the person ultimately in control of the Reporting Persons is set forth on Annex A attached hereto, which is incorporated herein by reference.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The address of the principal business and principal office of TNC is 5100 East Skelly Drive, Suite 800, Tulsa, Oklahoma 74135. The address of the principal business and principal office of each of Terra Capital, Terra Holdings and Terra is Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000. The address of the principal business and principal office of each of Taurus International, Taurus Investments and Minorco is 9 rue Sainte Zithe, L-2763 Luxembourg City, Grand Duchy of Luxembourg.

    (c) TNC is the General Partner of TNCLP. Terra Capital is primarily a holding company which holds the stock of significant operating subsidiaries of Terra. Terra Holdings is a holding company which holds the stock of Terra Capital. Terra is a holding company which holds the stock of Terra Holdings and certain other subsidiaries. Taurus International and Taurus Investments are holding companies which hold the stock of certain subsidiaries of Minorco. Minorco is an international natural resources company with operations in gold, base metals, industrial minerals, paper and packaging and agribusiness.

     (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person

                                                             Page 10 of 44 Pages


was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Annex A, all persons named in Annex A to this Statement are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to TNCLP's Agreement of Limited Partnership, on December 31, 1996, TNC, as general partner of TNCLP (TNC is sometimes hereinafter referred to as the "General Partner"), mailed notice to the holders of its senior units of limited partnership interests (the "Senior Units") that on December 31, 1996 the Senior Conversion Date (as defined in the Agreement of Limited Partnership) had occurred and that such holders had the right to elect to convert their Senior Units into Common Units. Prior to the March 31, 1997 conversion expiration date, TNC and Terra Capital elected to convert 6,000,000 and 974,900 Senior Units, respectively, into Common Units (which Senior Units represented all Senior Units held by such entities). Pursuant to TNCLP's Agreement of Limited Partnership, such conversion occurred on March 31, 1997. 5,172,414 Common Units have been held by TNC since the formation of TNCLP in 1991.

Item 4.  Purpose of Transaction.

     TNC and Terra Capital elected to convert the Senior Units into Common Units pursuant to the Agreement of Limited Partnership (see Item 3). Depending on market conditions and other factors, including availability of funds, alternative uses of funds and general economic conditions, Terra and its subsidiaries may from time to time purchase additional securities of TNCLP pursuant to open market purchases, merger, tender offer or otherwise or dispose of all or a portion of its investment in TNCLP.

     Pursuant to the terms of TNCLP's Agreement of Limited Partnership, TNC, as the General Partner, has notified the holders of the Senior Units of record on April 1, 1997 that TNCLP has elected to redeem all outstanding Senior Units on May 27, 1997 on which date the Senior Units will be deemed to be no longer outstanding.

     Under the terms of TNCLP's Agreement of Limited Partnership, TNC, as the General Partner, has exclusive authority to manage the business and operations of TNCLP. As sole stockholder of TNC, Terra has the power to elect the TNC board of directors and therefore may be deemed to effectively control the management of TNC. Although Terra may change the directors and management of TNC in the future, it does not have any present intention or plan of doing so.

     Except as described in Item 3 or this Item 4, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of TNCLP, or the disposition of securities of TNCLP; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TNCLP or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of TNCLP or any of its subsidiaries; (d) any change in the present Board of Directors or management of the General Partner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or distribution policy of TNCLP; (f) any other material change in TNCLP's business or corporate structure; (g) any changes in TNCLP's Certificate of Limited Partnership or Agreement of Limited Partnership or other actions which may impede the acquisition of control of TNCLP by any person; (h) causing a class of securities of TNCLP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of TNCLP to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

                                                             Page 11 of 44 Pages


Item 5.  Interest in Securities of the Issuer.

     (a) TNC is the beneficial owner of 11,172,414 Common Units, which in the aggregate represents approximately 60.4% of the outstanding Common Units. Terra Capital is the direct beneficial owner of 974,900 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC, which in the aggregate represents approximately 65.7% of the outstanding Common Units. The percentage calculated in this Item 5 is based upon 18,501,576 Common Units outstanding as of April 1, 1997, as disclosed in TNCLP's press release dated April 3, 1997 announcing the results of the Senior Unit conversion.

     By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of each of Taurus International and Taurus Investments (which own 49.8% and 7.2% of Terra's common stock, respectively), Minorco may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

     Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Annex A to this Statement beneficially own Common Units in the amounts set forth next to their names in Annex A.

     (b) TNC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 11,172,414 Common Units beneficially owned by TNC. Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 974,900 Common Units beneficially owned by Terra Capital.

     By virtue of its ownership of all the outstanding common stock of TNC, Terra Capital may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC. By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding capital stock of Taurus International and Taurus Investments (which own 49.8% and 7.2% of Terra's common stock, respectively), Minorco may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial

                                                             Page 12 of 44 Pages


owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

     (c) Except as indicated below or in Item 3 above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has effected a transaction in Common Units during the past 60 days. Pursuant to TNCLP's Agreement of Limited Partnership, Steven A. Savage, Erik L. Slockers and Charles J. Pero, officers of TNC, converted 4,000, 1,800 and 750 Senior Units, respectively, into Common Units on March 31, 1997.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by TNC and Terra Capital.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of TNCLP, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit A -- Agreement Re Joint Filing of Schedule 13D

                                                             Page 13 of 44 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 1997


                                          TERRA NITROGEN CORPORATION

                                          By  /s/ George H. Valentine

                                          Its Vice President and General Counsel

                                                             Page 14 of 44 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 1997


                                     TERRA CAPITAL, INC.

                                     By  /s/ George H. Valentine

                                     Its Vice President and Corporate Secretary

                                                             Page 15 of 44 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 1997


                                     TERRA CAPITAL HOLDINGS, INC.

                                     By  /s/ George H. Valentine

                                     Its Vice President and Corporate Secretary

                                                             Page 16 of 44 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 1997


                                 TERRA INDUSTRIES INC.

                                 By  /s/ George H. Valentine

                                 Its Senior Vice President, General Counsel and
                                       Corporate Secretary

                                                             Page 17 of 44 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 1997


                                             TAURUS INVESTMENTS S.A.

                                             By  /s/ Nick Jordan

                                             Its Secretary

                                                             Page 18 of 44 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 1997


                                               TAURUS INTERNATIONAL S.A.

                                               By  /s/ Nick Jordan

                                               Its Secretary

                                                             Page 19 of 44 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 1997


                                           MINORCO

                                           By  /s/ Nick Jordan

                                           Its Secretary

                                                             Page 20 of 44 Pages

ANNEX A

I. The following table sets forth certain information concerning each of the Directors and Officers of TNC.

Name:                    Lawrence S. Hlobik (Director, President)
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma 74135-6565
Principal Occupation:    Director, Chairman of the Board of Directors, President
                         TNC

Name:                    Francis G. Meyer (Director, Vice President)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa 51102-6000
Principal Occupation:    Senior Vice President and Chief Financial Officer,
                         Terra

Name:                    George H. Valentine (Vice President and
                         General Counsel)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa 51102-6000
Principal Occupation:    Senior Vice President, General Counsel and Corporate
                         Secretary, Terra

Name:                    Robert E. Thompson (Vice President)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa 51102-6000
Principal Occupation:    Vice President, Controller, Terra

Name:                    W. Mark Rosenbury (Director)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa 51102-6000
Principal Occupation:    Vice President, Business Development and Strategic
                         Planning, Terra

Name:                    Michael L. Bennett (Director)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa 51102-6000
Principal Occupation:    Executive Vice President and Chief Operating Officer,
                         Terra

                                                             Page 21 of 44 Pages

Name:                    Thomas Buck (Director)
Citizenship:             United States of America
Business Address:        55500 Country Club
                         South Bend, Indiana  46619
Principal Occupation:    Partner (retired) Price Waterhouse LLP

Name:                    Robert W. Todd (Director)
Citizenship:             United States of America
Business Address:        1013 A Buckingham Drive
                         Lakehurst, New Jersey  08733
Principal Occupation:    Vice President, Chemical Industry Services (retired)
                         Citibank N.A.

Name:                    Steven A. Savage (Senior Vice President, Manufacturing)
                         Beneficially owns 4,000 Common Units
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Senior Vice President, Manufacturing, TNC

Name:                    Bryan D. Evans (Vice President, Marketing)
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Marketing, TNC

Name:                    Erik L. Slockers (Vice President, Controller &
                         Assistant Secretary)
                         Beneficially owns 1,800 Common Units
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Controller & Assistant Secretary,
                         TNC

Name:                    Charles J. Pero (Vice President, Human Resources)
                         Beneficially owns 750 Common Units
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Human Resources, TNC

Name:                    Scott C. Shelton (Vice President, Energy)
Citizenship:             United States of America
Business Address:        5100 E. Skelly Drive, Suite 800
                         Tulsa, Oklahoma  74135-6565
Principal Occupation:    Vice President, Energy, TNC

                                                             Page 22 of 44 Pages

II. The following table sets forth certain information concerning each of the Directors and Officers of Terra Capital.

          The following list sets forth the names of certain Directors and Officers of Terra Capital and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Francis G. Meyer          (Director, Vice President        SECTION I
                           and Treasurer)
George H. Valentine       (Director, Vice President        SECTION I
                           and Corporate Secretary)
Robert E. Thompson        (Vice President)                 SECTION I

Name:                     Burton M. Joyce (Director, President)
Citizenship:              United States of America
Business Address:         Terra Centre, 600 Fourth Street, P.O. Box 6000
                          Sioux City, Iowa  51102-6000
Principal Occupation:     Director, President, Chief Executive Officer, Terra

                                                             Page 23 of 44 Pages

III. The following table sets forth certain information concerning each of the Directors and Officers of Terra Holdings.

       The following list sets forth the names of certain Directors and Officers of Terra Holdings and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Burton M. Joyce        (Director, President)       SECTION II
Francis G. Meyer       (Director, Vice President   SECTION I
                       and Treasurer)
George H. Valentine    (Director, Vice President   SECTION I
                       and Corporate Secretary)

                                                             Page 24 of 44 Pages

IV. The following table sets forth certain information concerning each of the Directors and Officers of Terra.

     The following list sets forth the names of certain Directors and Officers of Terra and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Michael L. Bennett     (Executive Vice President and        SECTION I
                       Chief Operating Officer)
Lawrence S. Hlobik     (Senior Vice President)              SECTION I
Burton M. Joyce        (Director, President and             SECTION II
                       Chief Executive Officer)
Francis G. Meyer       (Senior Vice President and           SECTION I
                       Chief Financial Officer)
W. Mark Rosenbury      (Vice President, Business            SECTION I
                       Development and Strategic Planning)
Robert E. Thompson     (Vice President, Controller)         SECTION I
George H. Valentine    (Senior Vice President, General      SECTION I
                       Counsel and Corporate Secretary)


Name:                  William R. Loomis, Jr. (Chairman and Director)
Citizenship:           United States of America
Business Address:      Four Embarcadero Center
                       Suite 650
                       San Francisco, CA 94111
Principal Occupation:  Managing Director, Lazard Freres & Co. LLC

Name:                  Edward G. Beimfohr (Director)
Citizenship:           United States of America
Business Address:      320 Park Avenue
                       New York, New York  10022-6815
Principal Occupation:  Partner, Lane & Mittendorf (Law Firm)
                       Director, Minorco

Name:                  Carol L. Brookins (Director)
Citizenship:           United States of America
Business Address:      1150 18th Street, N.W., Suite 275
                       Washington, D.C.  20036
Principal Occupation:  Founder, Chairman and Chief Executive Officer,
                       World Perspectives, Incorporated

                                                             Page 25 of 44 Pages

Name:                    Edward M. Carson (Director)
Citizenship:             United States of America
Business Address:        707 Wilshire Boulevard, 7th Floor, MAC 2818-078
                         Los Angeles, CA  90071
Principal Occupation:    Retired Chairman and Chief Executive Officer, First
                         Interstate Bancorp

Name:                    David E. Fisher (Director)
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City, Luxembourg
Principal Occupation:    Finance Director, Minorco

Name:                    Basil T.A. Hone (Director)
Citizenship:             British
Business Address:        18 King Street
                         Oldwick, New Jersey  08858
Principal Occupation:    Retired Vice President, Metal Division of Union Carbide
                         Corporation

Name:                    Anthony W. Lea (Director)
Citizenship:             South African
Business Address:        40 Holborn Viaduct
                         London, England EC1N 2PQ
Principal Occupation:    Executive Director, Minorco

Name:                    Henry R. Slack (Director)
Citizenship:             United States of America
Business Address:        40 Holborn Viaduct
                         London, England EC1N 2PQ
Principal Occupation:    President and Chief Executive, Minorco

Name:                    John R. Norton III (Director)
Citizenship:             United States of America
Business Address:        3200 East Camelback Road, Suite 389
                         Phoenix, Arizona  85018-2328
Principal Occupation:    Chairman and Chief Executive Officer, J. R. Norton
                         Company

                                                             Page 26 of 44 Pages

Name:                    John S. Burchfield (Vice President, Human Resources)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Vice President, Human Resources, Terra

Name:                    Paula C. Norton (Vice President, Corporate and Investor
                         Relations)
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street, P.O. Box 6000
                         Sioux City, Iowa  51102-6000
Principal Occupation:    Vice President, Corporate and Investor Relations

                                                             Page 27 of 44 Pages

V.  Information with Respect to Persons in Control of Reporting Persons

          The capital stock of Minorco is owned in part as follows: approximately 45.8%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC" or "Anglo American") which is a publicly held mining and finance company and approximately 22.6%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 38.5% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29.4% of the capital stock of Centenary and approximately 32.5% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 9.5% of Centenary. The address of the principal business and principal office of AAC is 44 Main Street, Johannesburg, South Africa. The address of the principal business and principal office of Centenary is Langensandstrasse, CH 6000, Lucerne, Switzerland. The address of the principal business and principal office of De Beers is 36 Stockdale Street, Kimberley 8301, South Africa.

          Mr. Nicholas F. Oppenheimer, Deputy Chairman and a director of Anglo American, Centenary and De Beers and a director of Minorco, and Mr. Henry R. Slack, a director of Terra, Chief Executive, President and a director of Minorco and a director of Anglo American, have indirect partial interests in approximately 7% of the outstanding shares of Minorco and approximately 8% of the outstanding shares of Anglo American. Also, Mr. Basil T.A. Hone beneficially owns 3,000 Minorco Ordinary Shares and 1,000 Anglo American Ordinary Shares, each constituting less than one percent of the outstanding shares of the respective issuers.

                                                             Page 28 of 44 Pages

VI. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

E. G. BEIMFOHR           (Director)                  SECTION IV
D. E. FISHER             (Finance Director)          SECTION IV
A. W. LEA                (Executive Director)        SECTION IV
W. R. LOOMIS             (Executive Director)        SECTION IV
H. R SLACK               (Director, President and
                         Chief Executive Officer)    SECTION IV

Name:                    J. Ogilvie Thompson (Director and Chairman)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001,
                         Republic of South Africa
Principal Occupation:    Chairman, Minorco, De Beers, Centenary, Executive
                         Director and Chairman, AAC, Director, Anglo American
                         Gold Investment Company Limited ("Amgold") (gold
                         investment company)

Name:                    J. R. de Aragao Bozano (Director)
Citizenship:             Brazilian
Business Address:        Banco Bozano Simonsen S. A., 138
                         Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:    Chairman of the Board, Banco Bozano Simonsen de
                         Investimento S. A. (Merchant bank) and Chairman of the
                         Board,Cia. Bozano Simonsen Comercio e Industria S. A.
                         (Commercial Bank)

Name:                    P. C. D. Burnell (Director)
Citizenship:             British
Business Address:        40 Holborn Viaduct
                         London, England EC1N 2PQ
Principal Occupation:    Executive Director, Minorco

Name:                    C. A. Crocker (Director)
Citizenship:             United States of America
Business Address:        Georgetown University
                         School of Foreign Service
                         Intercultural Centre
                         Room 813
                         Washington D.C. 20057
Principal Occupation:    Research Professor of Diplomacy

Name:                    Viscount Etienne Davignon (Director)
Citizenship:             Belgian
Business Address:        30 Rue Royale, B-1000
                         Brussels, Belgium
Principal Occupation:    Chairman, Societe Generale de Belgique (Bank)

                                                             Page 29 of 44 Pages


Name:                    E. P. Gush (Director)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Deputy Chairman, AAC, Director,
                         De Beers and Centenary

Name:                    M. W. King (Director)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg,  2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Finance Division Head, AAC

Name:                    J. E. Oppenheimer (Director)
Citizenship:             German & Brazilian
Business Address:        Av Pedro de Valdivia 295
                         Santiago, Chile
Principal Occupation:    President, Minorco Argentina and Director of Empresa
                         Minera de Mantos Blancos S.A. (Producer of copper &
                         silver)

Name:                    N. F. Oppenheimer (Director)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Director and Deputy Chairman, De Beers, Centenary,
                         Deputy Chairman and Executive Director, AAC, Chairman,
                         Amgold

Name:                    G. W. H. Rellv (Director)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001,
                         Republic of South Africa
Principal Occupation:    Executive Director, AAC; Director, De Beers & Centenary

Name:                    R. F. Richards (Director)
Citizenship:             United States of America
Business Address:        250 Park Avenue
                         New York, NY 10177
                         U.S.A.
Principal Occupation:    Retired, Chairman, Minorco (U.S.A.) Inc.

Name:                    C. E. Ritchie (Director)
Citizenship:             Canadian
Business Address:        44 King Street West
                         Toronto, Ontario M5H 1E2
Principal Occupation:    Corporate Director, Bank of Nova Scotia (Commercial
                         bank)


                                                             Page 30 of 44 Pages

Name:                    H-J. Schreiber (Director)
Citizenship:             German
Business Address:        Bestor Investers Ltd.
                         10, Collyer Quay
                         11-01, Ocean Bldg.
                         Singapore 0104
Principal Occupation:    Chairman, Bestor Investers Pte. Ltd.
                         (Consulting firm)

Name:                    O. R. Smith (Director)
Citizenship:             United States of America
Business Address:        101 Wood Avenue
                         Iselin, New Jersey 08830-0770, U.S.A.
Principal Occupation:    Chairman and Chief Executive Officer of Engelhard
                         Corporation

Name:                    T C. A. Wadeson (Director)
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001,
                         Republic of South Africa
Principal Occupation:    Group Technical Director, AAC

Name:                    P. S. Wilmot-Sitwell (Director)
Citizenship:             British
Business Address:        40 Holborn Viaduct
                         London, England EC1N 2PQ
Principal Occupation:    Chairman, Mercury World Mining Trust

Name:                    G. S. Young (Executive Director)
Citizenship:             South African
Business Address:        Praca de Republica, 497-8 andar,
                         01045 - San Paulo - SP, Brazil
Principal Occupation:    Executive Director, Minorco


                                                             Page 31 of 44 Pages

VII. The following table sets forth certain information concerning each of the Directors and Officers of Taurus Investments.

The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER              (Director)           SECTION IV
A.W. LEA                 (Director)           SECTION IV


Name:                    N. Jordan (Director and Secretary)
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City, Luxembourg
Principal Occupation:    Secretary, Minorco

Name:                    D.A. Turner (Director)
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City, Luxembourg
Principal Occupation:    Senior Vice President, Finance,
                         Minorco

                                                             Page 32 of 44 Pages

VIII. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

The following list sets forth the names of certain Directors and Officers of Taurus International and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D. E. FISHER             (Director)                 SECTION IV
N. JORDAN                (Director and Secretary)   SECTION VII
D. A. TURNER             (Director)                 SECTION VII

                                                             Page 33 of 44 Pages


IX. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P. C. D. BURNELL        (Director)                         SECTION VI
E. P. GUSH              (Executive Director and
                        Deputy Chairman)                   SECTION VI
M. W. KING              (Executive Director)               SECTION VI
A. W. LEA               (Director)                         SECTION IV
N. F. OPPENHEIMER       (Deputy Chairman and
                        Executive Director)                SECTION VI
G. W. H. RELLY          (Executive Director)               SECTION VI
H. R. SLACK             (Director)                         SECTION IV
J. OGILVIE THOMPSON     (Chairman and Executive
                        Director)                          SECTION VI
T. C. A. WADESON        (Group Technical Director)         SECTION VI
G. S. YOUNG             (Executive Director)               SECTION VI

Name:                   B. Ainsley (Alternate Director)
Citizenship:            British
Business Address        44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Manager - Operations, Diamond
                        Services Division, AAC

Name:                   P. M. Baum (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director, AAC and Chief Executive, Anglo
                        American Corporation Services Limited (Services Company)

Name:                   W. G. Boustred (Executive Director and Deputy Chairman)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Executive Director and Deputy Chairman, AAC, Director
                        and Chairman, Anglo American Industrial Corporation
                        Limited (Industrial holding company) ("Amic") and Director Anglo American Coal Corporation Limited (Coal mining, treatment and marketing company) ("Amcoal")

Name:                   L. Boyd (Executive Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Executive Director and Deputy Chairman, AAC and
                        Director and Chairman, Amic

                                                             Page 34 of 44 Pages


Name:                   H. M. Brown (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Consulting Engineer, AAC

Name:                   A. H. Calver (Alternate Director and Deputy Technical
                        Director)
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Deputy Technical Director, Engineering, AAC

Name:                   J. W. Campbell (Executive Director)
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Managing Director, De Beers
                        Industrial Diamond Division (Pty) Limited (Diamond trading company), Director and Deputy Chairman, Amcoal

Name:                   G. A. Chalmers (Group Accountant)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Group Accountant, AAC

Name:                   T. N. Chapman (Director)
Citizenship:            South African
Business Address:       Great Westerford, Rondebosch, 7700,
                        Republic of South Africa
Principal Occupation:   Director, Chief Executive and Chairman of The Southern
                        Life Association Limited (Life insurance company)

Name:                   R. M. Crawford (Alternate Director and Manager)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Manager, Diamond Services
                        Division, AAC and Director of De Beers and Centenary

Name:                   B.E. Davison (Director)
Citizenship:            South African
Business Address:       28 Harrison Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Director, AAC and Managing Director, Anglo American
                        Platinum Corporation Limited (Platinum investment company)

Name:                   A. D. Deuchar (Executive Director and Group Deputy
                        Technical Director - Metallurgy)
Citizenship:            Australian
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa

                                                             Page 35 of 44 Pages


Principal Occupation:   Executive Director and Group Deputy Technical Director
                        Metallurgy, AAC

Name:                   J. F. Drysdale (Alternate Director)
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director

Name:                   R. Edwards (Alternate Director)
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Manager - Geology, Diamond
                        Services Division, AAC

Name:                   C. T. Elphick (Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Director, AAC and Director, E. Oppenheimer & Son (Pty)
                        Ltd (Investment holding company)

Name:                   D. M. L. Farrv (Assistant Secretary)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Assistant Secretary, AAC

Name:                   R. M. Godsell (Executive Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Executive Director, AAC, Chairman and Chief
                        Executive, Gold and Uranium Division AAC and Director,
                        Amgold

Name:                   R. A. A. Gower (Alternate Director)
Citizenship:            South African
Business Address:       CDM Centre, 10 Bulow Street
                        Windhoek, 9000 Namibia
Principal Occupation:   Alternate Director, AAC

Name:                   R. A. Hambro (Alternate Director)
Citizenship:            British
Business Address:       J O Hambro & Company, Ltd.
                        30 Queen Anne's Gate
                        London SW1H 9AL, England
Principal Occupation:   Investment Bankers Director, J O Hambro & Company,
                        Limited (Investment banking firm)

                                                             Page 36 of 44 Pages


Name:                   R. N. Hambro (Director)
Citizenship:            British
Business Address:       J O Hambro & Company, Ltd.
                        30 Queen Anne's Gate
                        London SW1H 9AL, England
Principal Occupation:   Investment Bankers Director, J O Hambro & Company,
                        Limited (Investment banking firm)

Name:                   J. B. Hawthorne (Alternate Director and Deputy Technical
                        Director, Geology)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Deputy Technical Director - Geology, AAC

Name:                   M. J. Henrey (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Director of E. Oppenheimer and Son (Pty) Limited
                        (Investment holding firm)

Name:                   G. M. Holford (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Finance Manager, Financial Management and Consulting
                        Services, AAC

Name:                   J. A . Holmes (Director)
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Director, AAC

Name:                   K. M. Hosking (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Managing Director, Anglo American Farms Limited
                        (Farming company).

Name:                   J. C. L. Keswick (Director)
Citizenship:            United Kingdom
Business Address:       41 Tower Hill
                        London EC3N 4HA, England
Principal Occupation:   Director and Chairman Hambros Bank Limited, Director
                        De Beers Consolidated, Director, De Beers and Centenary

                                                             Page 37 of 44 Pages


Name:                   N. J. Keys (Alternate Director)
Citizenship:            Australian
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Projects Director, New Mining Business Division, AAC

Name:                   R. P. Lander (Executive Director)
Citizenship:            Zimbabwean
Business Address:       70 Samora Machel Avenue
                        Harare C.4, Zimbabwe
Principal Occupation:   Executive Director

Name:                   G. G. L. Leissner (Alternate Director)
Citizenship:            South African
Business Address:       First Floor, 11 Diagonal Street,
                        Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Managing Director, Anglo American Property Services
                        (Proprietary) Limited (Property development and administration company); Director and Chairman of Anglo
                        American Properties Limited (Property investment company)

Name:                   C. L. Maltby (Secretary)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Secretary, AAC

Name:                   N. Mayer (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Group Deputy Technical Director, AAC

Name:                   R.G. Mills (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Group Deputy Technical
                        Director - Mining, AAC

Name:                   A. E. Oppenheimer (Director)
Citizenship:            British
Business Address:       17 Charterhouse Street
                        London EC 1N 6RA, England
Principal Occupation:   Director and Deputy Chairman, The Diamond Trading
                        Company (Pty) Limited (Diamond trading company),
                        Director, De Beers and Centenary

Name:                   G. R Pardoe (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,

                                                             Page 38 of 44 Pages


                        Republic of South Africa
Principal Occupation:   Alternate Director and Financial Director, Amic
                        (industrial holding company)

Name:                   G. M. Ralfe (Director)
Citizenship:            South African
Business Address:       17 Charterhouse Street
                        London EC 1N 6RA England
Principal Occupation:   Director, The Diamond Trading Co. (Pty) Limited
                        (Diamond trading company); Director, De Beers and
                        Centenary

Name:                   D. Rankin (Executive Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Chairman, Amcoal

Name:                   R.S. Robertson (Alternate Director)
Citizenship:            British
Business Address:       40 Holborn Viaduct
                        London, England EC1N 2PQ
Principal Occupation:   Senior Vice President, Minorco and Alternate
                        Director AAC

Name:                   C. J. Saunders (Director)
Citizenship:            South African
Business Address:       The Tongaat-Hulett Group Ltd., Main Avenue, Maidstone,
                        4380, Republic of South Africa
Principal Occupation:   Executive Chairman, The Tongaat-Hulett Group Limited
                        (Industrial processing company), Director, Amic

Name:                   M. W. Spicer (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Public Affairs Consultant, AAC

Name:                   C. L. Sunter (Executive Director)
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Chairman, Corporate Affairs, AAC and Director,
                        Amgold

Name:                   A. J. Trahar (Executive Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Director and Deputy Chairman, Amic; Executive Chairman,
                        Mondi Limited (Paper manufacturer)

Name:                   D. J. van Jaarsveld (Alternate Director)
Citizenship:            South African

                                                             Page 39 of 44 Pages


Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Manager - International, Diamond Services Division, AAC

Name:                   K. H. Williams (Alternate Director)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Director-Marketing, Gold and Uranium Division, AAC and
                        Director, Amgold

Name:                   C. W. P. Yates (Alternate Director)
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Finance Manager, Corporate and
                        International Finance Department, AAC

                                                             Page 40 of 44 Pages


X. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

J. OGILVIE THOMPSON     (Director and Chairman)            SECTION VI
N. F. OPPPENHEIMER      (Director and Deputy
                        Chairman)                          SECTION VI
J. W. CAMPBELL          (Director)                         SECTION IX
R M. CRAWFORD           (Director)                         SECTION IX
E. P. GUSH              (Director)                         SECTION VI
J.C.L. KESWICK          (Director)                         SECTION IX
A. E. OPPENHEIMER       (Director and President)           SECTION IX
G. W. H. RELLY          (Director)                         SECTION VI
G. M. RALFE             (Director)                         SECTION IX

Name:                   G. F. H. Burne (Director)
Citizenship:            British
Business Address:       17 Charterhouse Street
                        London, England EC 1N 6RA
Principal Occupation:   Member of the Executive Committee, The Central Selling
                        Organization

Name:                   T. W. H. Capon (Director)
Citizenship:            British
Business Address:       17 Charterhouse Street
                        London EC 1N 6RA, England
Principal Occupation:   Member of the Executive Committee, The Central Selling
                        Organization

Name:                   L. A. Lincoln (Director)
Citizenship:            South African
Business Address:       Langensandstrasse 27
                        CH 6000 Lucerne 14
                        Switzerland
Principal Occupation:   Director, De Beers and Centenary


Name:                   B. Marole (Director)
Citizenship:            Motswana
Business Address:       Private Bag 0018, Gaborone,
                        Botswana
Principal Occupation:   Permanent Secretary, Ministry of Mineral Resources and
                        Water Affairs, Botswana

Name:                   O. K. Matambo (Director)
Citizenship:            Motswana
Business Address:       Private Bag 008, Gaborone,
                        Botswana
Principal Occupation:   Permanent Secretary, Ministry of Finance and
                        Development Planning, Botswana

                                                             Page 41 of 44 Pages


Name:                   J. P. Pudnev (Director)
Citizenship:            British
Business Address:       17 Charterhouse Street, London, England EC1N 6RA
Principal Occupation:   Member of Executive Committee, The Central Selling
                        Organization

                                                             Page 42 of 44 Pages


XI. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:

J. OGILVIE THOMPSON     (Director and Chairman)            SECTION VI
N. F. OPPENHEIMER       (Director and Deputy
                        Chairman)                          SECTION VI
G. F. H. BURNE          (Director)                         SECTION X
J. W. CAMPBELL          (Director)                         SECTION IX
T. W. H. CAPON          (Director)                         SECTION X
R M. CRAWFORD           (Director)                         SECTION IX
E. P. GUSH              (Director)                         SECTION VI
J. C. L. KESWICK        (Director)                         SECTION IX
L. A. LINCOLN           (Director)                         SECTION X
B. MAROLE               (Director)                         SECTION X
O. K. MATAMBO           (Director)                         SECTION X
A. E. OPPENHEIMER       (Director)                         SECTION IX
J. P. PUDNEY            (Director)                         SECTION X
G. M. RALFE             (Director)                         SECTION IX
G. W. H. RELLY          (Director)                         SECTION VI

                                                             Page 43 of 44 Pages


                       AGREEMENT CONCERNING JOINT FILING
                                OF SCHEDULE 13D


The undersigned agree as follows:

     (i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: April 7, 1997
                                  TERRA NITROGEN CORPORATION

                                  By  /s/ George H. Valentine

                                  Its Vice President and General Counsel


                                  TERRA CAPITAL, INC.

                                  By  /s/ George H. Valentine

                                  Its Vice President and Corporate Secretary


                                  TERRA CAPITAL HOLDINGS, INC.

                                  By  /s/ George H. Valentine

                                  Its Vice President and Corporate Secretary


                                  TERRA INDUSTRIES INC.

                                  By  /s/ George H. Valentine

                                  Its Senior Vice President, General Counsel and
                                        Corporate Secretary

                                                             Page 44 of 44 Pages




                                  TAURUS INTERNATIONAL S.A.

                                  By  /s/ Nick Jordan

                                  Its Secretary


                                  TAURUS INVESTMENTS S.A.

                                  By  /s/ Nick Jordan

                                  Its Secretary


                                  MINORCO

                                  By  /s/ Nick Jordan

                                  Its Secretary